Exhibit 99.4
Strategy
Delivery
Growth
A focused and
integrated strategy

Excellence in
operational delivery

Positioned for growth
2010 Notice of annual general meeting

To view the annual general meeting webcast, please visit www.riotinto.com

This document is important and requires your immediate attention. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser immediately.
If you have sold or transferred all your shares in Rio Tinto Limited, please send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The annual general meeting will be held at 9.30 am (Melbourne time) on Thursday, 22 April 2010 in the Grand Ballroom, Sofitel on Collins, 25 Collins Street, Melbourne, Victoria.
If you are unable to attend the annual general meeting, please view the webcast at:

www.riotinto.com

2   Rio Tinto Limited 2010 Notice of annual general meeting

Letter from the chairman

Rio Tinto Limited
(ABN 96 004 458 404)
Registered Office:
Level 33
120 Collins Street
Melbourne 3000
Dear Shareholder,
I am pleased to invite you to Rio Tinto Limited’s 2010 annual general meeting, which will be held at 9.30 am on Thursday, 22 April 2010 in the Grand Ballroom, Sofitel on Collins, 25 Collins Street, Melbourne, Victoria.
This notice of meeting describes the business that will be proposed and sets out the procedures for your participation and voting. Your participation in the annual general meeting is important to Rio Tinto and a valuable opportunity for the board to consider with shareholders the performance of the Group. If you are unable to attend, we will be webcasting the event this year for the first time and you may view the meeting by visiting the Rio Tinto website. However, please note that only shareholders in attendance at the meeting will be able to ask questions of the directors.
Your directors are unanimously of the opinion that all the resolutions to be proposed are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, they recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.
The parallel Rio Tinto plc meeting this year will take place on Thursday, 15 April 2010. The overall results will be announced to the relevant stock exchanges and posted on our website after the Rio Tinto Limited meeting. The results may be obtained from Rio Tinto Limited’s share registry after Thursday, 22 April 2010 using the contact details at the end of this document.
If you are unable to attend the meeting to vote in person, please complete and submit the enclosed proxy form. Submitting a proxy form will ensure your vote is recorded but will not prevent you from attending and voting at the meeting itself or from viewing the webcast of the meeting.
The board and I look forward to your participation at the annual general meeting and thank you for your continued support.
Yours sincerely

Jan du Plessis, Chairman
15 March 2010

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Notice of annual general meeting

Notice is hereby given that the annual general meeting of Rio Tinto Limited will be held at 9.30 am (Melbourne time) on Thursday, 22 April 2010 in the Grand Ballroom, Sofitel on Collins, 25 Collins Street, Melbourne, Victoria, for the following purposes:
Ordinary Business
Resolution 1
Receipt of reports and financial statements

To receive the Company’s financial report and the reports of the directors and auditors for the year ended 31 December 2009.
Resolution 2
Approval of the Remuneration report

To approve the Remuneration report for the year ended 31 December 2009 as set out in the 2009 Annual report.
Resolution 3
To elect Robert Brown as a director

Resolution 4
To elect Ann Godbehere as a director

Resolution 5
To elect Sam Walsh as a director

Resolution 6
To re-elect Guy Elliott as a director

Resolution 7
To re-elect Michael Fitzpatrick as a director

Resolution 8
To re-elect Lord Kerr as a director

Resolution 9
Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration

To re-appoint PricewaterhouseCoopers LLP as auditors of Rio Tinto plc to hold office until the conclusion of the next annual general meeting at which accounts are laid before Rio Tinto plc and to authorise the Audit committee to determine the auditors’ remuneration.
Special business
Resolution 10
Renewal of off-market and on-market share buyback authorities

To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
“That approval is hereby given to buybacks by Rio Tinto Limited of fully paid ordinary shares in Rio Tinto Limited (“Ordinary Shares”) in the period following this approval until (and including) the date of the Rio Tinto Limited 2011 annual general meeting or 21 April 2011 (whichever is the later):
(a)	under one or more off-market buyback tender schemes in accordance with the terms described in the explanatory notes which accompany this Notice (the “Buyback Tenders”); and

(b)	pursuant to on-market buybacks by Rio Tinto Limited in accordance with the Listing Rules of the Australian Securities Exchange,
but only to the extent that the number of Ordinary Shares bought back pursuant to the authority in this resolution, whether under any Buyback Tenders or pursuant to any on-market buybacks, does not in that period exceed 43.5 million Ordinary Shares.”
Resolution 11
Renewal of authorities to buy back shares held by Rio Tinto plc

To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
“That approval is hereby given to buybacks by Rio Tinto Limited of Ordinary Shares from Tinto Holdings Australia Pty Limited (“THA”) in the period following this approval until (and including) the date of the Rio Tinto Limited 2011 annual general meeting or 21 April 2011 (whichever is the later) upon the terms and subject to the conditions set out in the draft buyback agreement between Rio Tinto Limited and THA (entitled “2010 RTL-THA Agreement”), a copy of which has been produced to the meeting and is for the purposes of identification marked “A” and initialled by the Chairman.”
By order of the Board
Stephen Consedine
Company secretary
120 Collins Street
Melbourne Victoria 3000
15 March 2010

4   Rio Tinto Limited 2010 Notice of annual general meeting

This notice is available online at www.riotinto.com

Further information about the meeting

Shareholders entitled to vote
For the purposes of the Corporations Act, Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 10.00 pm Australian Eastern Standard Time on Tuesday 20 April 2010 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time.
Lodging proxy appointments
A proxy form accompanies this notice of meeting. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a member of Rio Tinto Limited.
A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s percentage of voting rights, each proxy may exercise half the member’s votes. Fractions of votes will be disregarded. The proxy form contains instructions for appointing two proxies.
To be valid, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or at Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia), by 9.30 am Australian Eastern Standard Time on 20 April 2010.
Proxy lodgement online
Shareholders can also lodge their proxy forms online at www.investorvote.com.au and follow the prompts. To use this facility you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), postcode and control number as shown on the proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website.
For intermediary online subscribers only (custodians) please visit www.intermediaryonline.com to submit your proxy.
Voting arrangements under the dual listed companies structure
The voting arrangements for shareholders under the Rio Tinto Group’s dual listed companies structure are explained in the Shareholder Information section of the 2009 Annual report.
Of the resolutions proposed at this year’s meeting, resolutions 10 and 11 will be put to Rio Tinto Limited shareholders only. Each of the remaining resolutions will be dealt with under the joint electoral procedure.
Documents available for inspection
A copy of the proposed buyback agreement between Rio Tinto Limited and THA (entitled “2010 RTL-THA Agreement”) for the off-market purchase of up to all the shares held by THA may be inspected at Rio Tinto Limited’s registered office during normal business hours on any business day from the date of this notice of meeting until the close of Rio Tinto Limited’s annual general meeting on Thursday 22 April 2010, and also at the Grand Ballroom, Sofitel on Collins, 25 Collins Street, Melbourne, Victoria for at least 15 minutes prior to and during Rio Tinto Limited’s annual general meeting and will also be available on the Rio Tinto website.
Discussion and asking questions
Shareholders eligible to vote at this meeting may submit written questions to the auditors, PricewaterhouseCoopers, to be answered at the meeting, provided the question is relevant to the content of the auditors’ report or the conduct of the audit of the financial report for the year ended 31 December 2009. Written questions must be received by no later than 5.00 pm Australian Eastern Standard Time on Thursday 15 April 2010. A list of qualifying questions will be made available to shareholders attending the meeting.
Any written questions to the auditors should be sent to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street Abbotsford, Victoria, 3067 or Rio Tinto Limited’s registered office or by facsimile to +61 3 9473 2555.
Webcast and photography
The live webcast may include the question and answer sessions with shareholders as well as background shots of those in attendance. Photographs may also be taken at the meeting and used in future Rio Tinto publications. If you attend the annual general meeting in person you may be included in the webcast recording and photographs.

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Explanatory notes

Explanatory notes on the resolutions to be proposed at the 2010 annual general meeting.
Resolution 1
Receipt of reports and financial statements

The directors are required by the Corporations Act to present the financial report, the Directors’ report and the Auditors’ report to the meeting. These can be viewed on the Rio Tinto website: www.riotinto.com
Resolution 2
Approval of the Remuneration report

Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 104 to 129 of the 2009 Annual report and also on the Rio Tinto website.
Resolutions 3 – 8
Election and re-election of directors

Under the Company’s constitution, any director appointed by the board as an additional director holds office only until the next annual general meeting. Sam Walsh, Ann Godbehere and Robert Brown were appointed as directors of the Company with effect from 5 June 2009, 9 February 2010 and 1 April 2010 respectively and, in accordance with the Company’s constitution, they will retire and offer themselves for election.
The board believes that the proposed elections of Sam Walsh, Ann Godbehere and Robert Brown are in the best interests of the Group as they bring skills, experience and knowledge to board proceedings which will enhance and maintain the effectiveness of the board. Their appointments were recommended to the board after review by the Nominations committee.
Under the Company’s constitution, any director who is elected by shareholders at the first annual general meeting after his appointment must thereafter retire at least once every three years and, if he so wishes, offer himself for re-election. This is known as retirement by rotation. Guy Elliott, Michael Fitzpatrick and Lord Kerr retire by rotation this year and, being eligible, offer themselves for re-election.
Non executive directors are normally expected to serve two terms of three years each and, except where special circumstances justify it, would not normally serve more than three such terms.
The board has adopted a policy on directors’ independence. Applying the policy, the board is satisfied that Ann Godbehere, Robert Brown, Michael Fitzpatrick and Lord Kerr are independent. Sam Walsh and Guy Elliott are executive directors and therefore are not deemed to be independent. These directors in office during 2009 have been subject to a formal performance evaluation, as described in the corporate governance section of the 2009 Annual report, and the board has agreed that their performance continues to be effective and demonstrate commitment.
The board recommends the election of Sam Walsh, Ann Godbehere and Robert Brown and the re-elections of Guy Elliott, Michael Fitzpatrick and Lord Kerr. Their brief biographical details are given below. Full details are also provided in the 2009 Annual report and on the Rio Tinto website.
Robert Brown is chairman of Groupe Aeroplan Inc and serves on the board of Bell Canada Enterprises (BCE Inc). He was previously president and chief executive officer of CAE Inc. He has also served as chairman of Air Canada and of the Aerospace Industries Association of Canada. Bob has been inducted to the Order of Canada as well as l’Ordre National du Québec.
Due to his considerable business experience in large high profile companies, Robert is be able to make a substantial contribution to the board and its committees, and he is therefore recommended for election.
Ann Godbehere was appointed a non executive director on 9 February 2010. From 2003 until 2007, Ann was chief financial officer of the Swiss Re Group and from 2008 until January 2009 she was chief financial officer and executive director of Northern Rock.
Ann has over 25 years experience in the international financial services industry and, as a former chief financial officer of large listed companies, is able to make a substantial contribution to the board and its committees, and she is recommended for election.
Sam Walsh was appointed executive director and chief executive, Iron Ore and Australia in June 2009. He joined Rio Tinto in 1991, following 20 years in the automotive industry. He has held a number of management positions within the Group, including, from 2001 to 2004, chief executive of the Aluminium group and from 2004 to 2009 chief executive of the
Iron Ore group. Sam is a Fellow of the Australian Institute of Management, the Australian Institute of Mining and Metallurgy and the Australian Institute of Company Directors. He is also a non executive director of Western Australian Newspaper Holdings Limited.
Sam’s considerable experience within the industry and Rio Tinto’s key markets enables him to make a substantial contribution to the board, and based on a positive evaluation of his performance he is recommended for election.
Guy Elliott has been chief financial officer of Rio Tinto since 2002. Guy joined the Group in 1980 after gaining an MBA and having previously been in investment banking. He has subsequently held a variety of commercial and management positions, including head of Business Evaluation and president of Rio Tinto Brasil.
In the view of the board, Guy continues to provide strong and effective leadership to the Group and he is recommended for re-election.
Michael Fitzpatrick was appointed a director in 2006, after selling his interest in, and ceasing to be a director of, Hastings Funds Management Ltd. He is chairman of Treasury Group Limited, an incubator of fund management companies and is chairman of the Australian Football League, having previously played the game professionally.
Michael has many years experience of the financial services industry, and as chairman of a major company, provides important contribution to the board and its committees. Based on a positive assessment of his performance, he is recommended for re-election.
Lord Kerr has been a director of Rio Tinto since 2003. Lord Kerr was in the UK Diplomatic Service for 36 years and headed it from 1997 to 2002 as Permanent Under Secretary at the Foreign Office. Previous postings included being principal private secretary to two Chancellors of the Exchequer, and spells as Ambassador to the European Union (1990 to 1995), and the US (1995 to 1997). He has been an independent member of the House of Lords since 2004.

6   Rio Tinto Limited 2010 Notice of annual general meeting

This notice is available online at www.riotinto.com

Lord Kerr’s considerable experience in the Diplomatic service and his position on the boards of other major companies enable him to make a major contribution to the board and its committees and based on a positive evaluation of his performance he is recommended for re-election.
Resolution 9
Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration

Under English company law, Rio Tinto plc is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. Under Rio Tinto Limited’s constitution the appointment of Rio Tinto plc’s auditors is a joint decision matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders since the dual listed companies structure was established in 1995. Pricewaterhouse Coopers LLP have expressed their willingness to continue in office for a further year. Pricewaterhouse Coopers remain the auditors for Rio Tinto Limited. In accordance with English company law and corporate governance best practice, shareholders are also asked to authorise the Audit committee to determine the auditors’ remuneration.
Resolutions 10 and 11
Capital management programs

Consistent with its practice in prior years, the board is seeking renewal of the shareholder approvals to buy back shares in the Group. The buyback resolutions provide the Group with flexibility in the conduct of its capital management initiatives, whether through on or off-market share buybacks in either Rio Tinto Limited or Rio Tinto plc.
The approval to conduct on-market buybacks was most recently renewed at the 2008 annual general meetings. At its annual general meetings in 2005, 2006 and 2007, Rio Tinto Limited sought (and obtained) approval to undertake one or more off-market buyback tenders (“Buyback Tenders”). Based on the 2005 approval, a Buyback Tender was conducted in 2005, but since then no on-market buybacks or Buyback Tenders have been undertaken by Rio Tinto Limited.
In evaluating any buyback proposal, the directors take a number of matters into account in determining which shares to buy back, including any differential between the Rio Tinto Limited and Rio Tinto plc share prices and the number of Rio Tinto plc and Rio Tinto Limited shares on issue. Although no decision has been made whether there will be any purchases of shares by the Rio Tinto Group in either Company, the approval of shareholders is sought, to maintain flexibility, should the directors decide it is in the best interests of shareholders to undertake them.
Resolution 10 asks shareholders to renew approval for buybacks by Rio Tinto Limited of its fully paid ordinary shares (“Ordinary Shares”) under off-market buyback tenders and/or on-market purchases. In addition, under resolution 11 Rio Tinto Limited is seeking to renew its authority to buy back up to all the Ordinary Shares held by Tinto Holdings Australia Pty Limited (“THA”) in Rio Tinto Limited. THA is a wholly owned subsidiary of Rio Tinto plc that currently holds approximately 28.2 per cent of the Ordinary Shares in Rio Tinto Limited.
Resolutions 10 and 11 are to be voted on by Rio Tinto Limited’s shareholders only and further details on these resolutions are set out below.
As usual, the intention is also to seek Rio Tinto plc shareholder approval to renew the authority for Rio Tinto plc and Rio Tinto Limited (or any subsidiary) to make purchases of shares in Rio Tinto plc. This includes the authority to allow Rio Tinto Limited (or any subsidiary) to purchase shares in Rio Tinto plc and for those shares to be repurchased by Rio Tinto plc, on the terms of an agreement between the Companies referred to as the “UK Purchase Agreement”. The precise extent, manner and timing of such purchases, if they are to occur, will be determined by, among other things, prevailing market conditions. While approval for Rio Tinto Limited to purchase Rio Tinto plc shares was in place from 1998 to the date of the 2009 annual general meeting, any purchases of Rio Tinto plc shares on market have been made by Rio Tinto plc.
Any shares so acquired by Rio Tinto Limited (or any subsidiary) in Rio Tinto plc could be repurchased by Rio Tinto plc in accordance with the terms of the proposed UK Purchase Agreement. These terms, which require approval from Rio Tinto plc shareholders at the 2010 annual general meeting of Rio Tinto plc, are not materially different from the terms approved by shareholders at the 2008 Rio Tinto plc annual general meeting. In particular, the terms will provide for each parcel of shares to be repurchased for a price between nominal consideration of 1 penny and market value. From the perspective of the Rio Tinto Group’s cash, gearing and resources, whether Rio Tinto plc shares are bought back directly by Rio Tinto plc, or bought by Rio Tinto Limited and sold to Rio Tinto plc is not material, as these transactions are internal to the Rio Tinto Group.
If a nominal price is paid by Rio Tinto plc for any shares bought by Rio Tinto Limited, it will result in a reduction of Rio Tinto Limited’s retained earnings (to the extent of any difference between the price paid for the shares by Rio Tinto Limited and the sale price of those shares to Rio Tinto plc). However, the directors intend only to proceed with any such transactions where they are confident they can do so without prejudicing Rio Tinto Limited’s ability to maintain its progressive dividend policy and to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.
Under the dual listed companies agreements, the approval for buybacks by Rio Tinto plc, and the purchases by Rio Tinto Limited of Rio Tinto plc shares discussed above, is voted on by Rio Tinto plc shareholders only. Similarly, the approval for Rio Tinto Limited to buy back shares is voted on by Rio Tinto Limited shareholders only.
The directors will only buy back shares, whether on-market or off-market and whether in Rio Tinto Limited or in Rio Tinto plc and sell any shares under the UK Purchase Agreement, where they believe it is in the best interests of the relevant Company and the Rio Tinto Group to do so.

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Explanatory notes continued

Resolution 10
Renewal of off-market and on-market share buyback authorities

The board is seeking shareholder approval under resolution 10 to make off-market purchases of Ordinary Shares during the period until the 2011 annual general meeting or 21 April 2011 inclusive (whichever is the later) under one or more Buyback Tenders or on-market, but subject to the cap discussed below. Such specific authority is in addition to Rio Tinto Limited’s ability to undertake buybacks under the Corporations Act where shareholder approval is not required.
If any Buyback Tender proceeds, a booklet containing further details in relation to the Buyback Tender (“Buyback Booklet”), including an invitation to participate and the terms of the relevant Buyback Tender, would be sent to shareholders. The terms of any such Buyback Tender would not be substantially different from the terms set out in the Annexure. At this stage, no decision has been made as to whether any Buyback Tender or any on-market buyback will proceed (and if so, the timing of any such buyback) or as to whether more than one Buyback Tender or on-market buyback programme will proceed. Off-market buyback tenders can provide an advantageous method of returning capital. The benefits of a Buyback Tender can include the following:
•	the structure of a Buyback Tender allows the buyback of Ordinary Shares at a discount to prevailing market prices;

•	a Buyback Tender can improve earnings per share and return on equity for shareholders who remain holding Ordinary Shares;

•	participation is optional and shareholders have maximum flexibility to arrange their participation to suit their own circumstances;

•	a Buyback Tender allows Rio Tinto Limited to determine the most appropriate number of Ordinary Shares to buy back based on shareholder demand;

•	a Buyback Tender should allow shareholders whose tenders are accepted to sell Ordinary Shares without incurring the usual brokerage costs; and
•	a Buyback Tender can provide an efficient means of returning capital to shareholders in Rio Tinto Limited and enables the Rio Tinto Group to maintain a more efficient capital structure and to reduce its cost of capital.
Nonetheless, if conditions change, the board may form the view that it is appropriate for Rio Tinto Limited to buy back Ordinary Shares on-market.
On-market buybacks allow Rio Tinto Limited to buy back shares over time, depending on market conditions and prices. Any on-market buybacks would occur in accordance with the Listing Rules of the ASX from time to time. At present, the Listing Rules state that the price at which Rio Tinto Limited buys back Ordinary Shares on-market must not be more than five per cent above the average market price (as that term is defined in those Listing Rules) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX before the day on which shares are to be bought back.
Should the board decide to proceed with buybacks authorised under resolution 10, such buybacks would only occur if the board believes that they could be undertaken without prejudicing the Rio Tinto Group’s ability to maintain its progressive dividend policy. The board does not consider that such buybacks would pose any significant disadvantage to shareholders or that there would be any material impact on the control of the Rio Tinto Group or the relative voting power of shareholders in each of Rio Tinto Limited and Rio Tinto plc (this is discussed further below). However, in making their decision, shareholders should be aware that buybacks by Rio Tinto Limited would result in a reduction in the number of Ordinary Shares on issue but, given the number of Ordinary Shares that might be bought back under the requested authority, the board does not expect that there would be any material change in the index weighting or liquidity of the Ordinary Shares.
Size of any buybacks

The authority sought by resolution 10 permits Rio Tinto Limited to buy back Ordinary Shares up to a limit of 43.5 million Ordinary Shares. This number represents approximately 10 per cent of the number of Ordinary Shares on issue in the capital of Rio Tinto Limited as at 26 February 2010, excluding from that number the Ordinary Shares held by THA1. Any Ordinary Shares bought back from THA under the authority sought in resolution 11 are excluded from the calculation of the number of Ordinary Shares Rio Tinto Limited may be able to buy back under this limit. Subject to this limit, the number of Ordinary Shares to be bought back (if any) will be determined by the directors. By way of illustration, if Ordinary Shares with a total value of A$500 million are bought back under a Buyback Tender, and the buyback price under that Buyback Tender is A$62.04 (this assumes, for illustrative purposes only, that the relevant market value of the time is A$70.50 and that the tender discount is set at 12 per cent), the number of Ordinary Shares that would be bought back under the Buyback Tender would be approximately 8.06 million.
Effect on Rio Tinto Limited

Financial impact
The consideration paid under any Buyback Tenders or on-market buybacks undertaken pursuant to resolution 10 would be cash and all Ordinary Shares bought back by Rio Tinto Limited would be cancelled. No decision has been made as to how the buybacks would be funded. The board only intends to proceed with such buybacks and fund them by debt if the funding required for any such buybacks would be within the debt capacity of the Rio Tinto Group and so would not be expected to have any adverse effect on existing operations or current investment plans.
By way of illustration only, a repurchase by Rio Tinto Limited of Ordinary Shares with a total value of A$500 million would (if funded by debt) increase net debt and reduce shareholders’ funds by A$500 million and, on the basis of the Rio Tinto Group’s 2009 audited financial statements, the ratio of net debt to total capital would increase by 0.7 per cent.

[1] As at 26 February 2010, Rio Tinto Limited had 606,831,240 Ordinary Shares on issue, of which 171,072,520 were held by THA.

8   Rio Tinto Limited 2010 Notice of annual general meeting

This notice is available online at www.riotinto.com

If they proceed, the precise impact of any buybacks will not be known until they are completed as this will depend on the buyback price paid, the number of Ordinary Shares repurchased and the timing of the repurchases.
Effect on control
While all eligible shareholders in Rio Tinto Limited would have an opportunity to participate in any Buyback Tender, the percentage of each shareholder’s interest which may be bought back under a Buyback Tender would depend on a number of factors, including the discounts at which shareholders tender their Ordinary Shares, the number of Ordinary Shares they tender, the ultimate price set under the Buyback Tender, any required scale back and the number of Ordinary Shares bought back. The impact of each of these factors would not be known until after a Buyback Tender has closed.
Similarly, under any on-market buyback by Rio Tinto Limited, the percentage of shares bought back from a shareholder would depend on the number they seek to sell, the price at which they offer to sell and the number of shares Rio Tinto Limited buys back.
Given the maximum aggregate size of any buybacks under resolution 10, they are not expected to have any change of control implications for Rio Tinto Limited or the Rio Tinto Group. On its own, a Buyback Tender or an on-market buyback by Rio Tinto Limited would reduce the number of ordinary shares in Rio Tinto Limited on issue as a proportion of the total number of ordinary shares on issue in the Rio Tinto Group (that is, the ordinary shares on issue in Rio Tinto Limited and in Rio Tinto plc combined). However, if there were to be on-market purchases of Rio Tinto plc ordinary shares, the number of Rio Tinto plc ordinary shares on issue would also reduce and so there may not be a change in this proportion. Given the limit on the size of the buybacks permitted under the authorities being sought, the board believes that even if there is a change in this proportion, it would not have any material impact on the control of the Rio Tinto Group.
THA will not vote on resolution 10.
Other information

Share price information
The closing price of Rio Tinto Limited’s Ordinary Shares on the ASX on 26 February 2010 was A$70.50. The highest and lowest market sale prices for the Ordinary Shares on the ASX during each of the preceding four months were as follows:

			Volume
			Weighted
	Low	High	Avg Price	*
	A$	A$	A$

Month
February	65.51	73.01	69.80
January	68.00	80.14	75.01
December	69.65	74.95	69.08
November	61.05	75.42	69.56

Source: IRESS

*Calculated as the total value of Ordinary Shares divided by the total volume of Ordinary Shares traded on the ASX over the specified month. Includes exercise of options.
Australian tax considerations
The Board of Taxation completed its review of the taxation treatment of off-market share buybacks and provided its report to the Treasurer in June 2008. The Australian government announced in its 2009 budget on 12 May 2009 that it would implement the recommendations of the Board of Taxation in relation to taxation treatment of off-market share buybacks, with effect from the date that the amendments receive royal assent. However, draft legislation effecting the recommendations has not yet been released. Any decision to proceed with any buybacks will take into account the amended provisions or proposed amendments to the extent relevant. The following comments are based on the law as it currently stands.
For Australian taxation purposes, a Buyback Tender would constitute an “off-market” buyback. As such, the price paid to shareholders to buy back their Ordinary Shares would have two components for Australian tax purposes: a capital component and a deemed dividend component.
Rio Tinto Limited has not commenced discussions with the Australian Taxation Office to confirm this and other proposed tax treatments for shareholders who participate in a Buyback Tender. If the board elects to proceed with a Buyback Tender, further details on these matters would be provided to shareholders in the relevant Buyback Booklet.
For Rio Tinto Limited, if the deemed dividend component were franked, the effect of a Buyback Tender would be to reduce its available franking credits.
If Rio Tinto Limited were to undertake an on-market buyback, all of the price paid to shareholders to buy back their Ordinary Shares would, for Australian taxation purposes, be treated as consideration in respect of the sale of their shares. As such, no part of the price paid would be treated as a deemed dividend and so for a vendor shareholder, the disposal would be treated in the same way as any other disposal of shares on-market by the shareholder. For Rio Tinto Limited, the effect of an on-market buyback may be to reduce its available franking credits, even though no part of the price paid to shareholders will be treated as a deemed dividend for tax purposes.
While Buyback Tenders and/or on-market buybacks may result in a reduction of available franking credits, the board would only undertake such buybacks where it believed that they would not prejudice Rio Tinto Limited’s ability to fully frank its dividends for the reasonably foreseeable future.
Foreign Investment Review Board (“FIRB”)
As has been the case in the past, should the Company decide to proceed with any buybacks, Rio Tinto Limited will seek prior approval from FIRB.
Australian Securities and Investments Commission (“ASIC”)
Under the Corporations Act, a company is entitled to buy back shares under a selective buyback (such as a Buyback Tender) provided that, amongst other things, the terms of the relevant buyback agreement are approved by a special resolution passed at a general meeting of the company, with no votes being cast in favour of the resolution by any person, or their associates, whose shares are proposed to be bought back. Given that it is not possible to determine at this time whose Ordinary Shares would be acquired under any Buyback Tenders, ASIC has granted relief to permit all shareholders in Rio Tinto Limited to vote on resolution 10.

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Explanatory notes continued

Resolution 11
Renewal of authorities to buy back shares held by Rio Tinto plc

The purpose of resolution 11 is to seek renewal of the authorities previously granted by shareholders for Rio Tinto Limited to buy back Ordinary Shares from THA (a wholly owned subsidiary of Rio Tinto plc) under a selective buyback agreement. Such authorities have been in place since 1998 and are regularly renewed by Rio Tinto Limited to maintain flexibility in its capital management program. The authorities were last renewed at the 2009 annual general meeting, though no shares were bought back under last year’s authority.
The directors will only proceed with any buybacks under this authority if they believe them to be in the best interests of shareholders.
The terms of the selective buybacks from THA the subject of resolution 11 are set out in the draft buyback agreement entitled “2010 RTL-THA Agreement”. In summary, Rio Tinto Limited will be able to buy back, from time to time, such number of Ordinary Shares as nominated by Rio Tinto Limited, up to all the Ordinary Shares held by THA. The directors would only nominate such number of Ordinary Shares to be bought back as they considered was in the best interests of Rio Tinto Limited. Shares bought back from THA under this authority would be bought back at a price to be agreed between Rio Tinto Limited and THA at the time, provided that the price per share is not greater than the average market price (as that term is defined in the Listing Rules of the ASX) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX before the day on which the shares are to be purchased.
The consideration would be cash, securities or such other valuable consideration as is agreed. Given the dual listed companies structure, the consideration for any buybacks from THA would remain within the Rio Tinto Group and, if funded by borrowings, would only be undertaken to the extent that they would not have a material adverse effect on gearing or interest cover. Accordingly, any such buybacks are not expected to have any adverse effect on existing operations or current investment plans.
The continued ability to buy back shares held by THA facilitates the management of the Rio Tinto Group’s cash resources and financing and such buybacks would not have any material effect on the control of the Rio Tinto Group.
For Australian taxation purposes, a buyback from THA would constitute an “off-market” buyback. As such (subject to any amendments to the taxation treatment of off-market share buybacks, as discussed above), the price paid would have two components for Australian tax purposes: a capital component and a deemed dividend component. If the deemed dividend component was franked, the effect would be to reduce Rio Tinto Limited’s available franking credits, though the board would only undertake such buybacks where they believed that they would not prejudice Rio Tinto Limited’s ability to fully frank its dividends for the reasonably foreseeable future.
Rio Tinto will seek FIRB approval prior to undertaking any buybacks under this resolution. THA and its associates will not vote on resolution 11.

10   Rio Tinto Limited 2010 Notice of annual general meeting

This notice is available online at www.riotinto.com

Annexure

Summary of terms of any Buyback Tenders and further information
Off-market tenders
Any Buyback Tender would be conducted as an off-market buyback tender. An off-market buyback tender involves Rio Tinto Limited inviting each shareholder who is eligible to participate to tender to sell Ordinary Shares to Rio Tinto Limited on the terms to be set out in the relevant Buyback Booklet. If Rio Tinto Limited accepts the tender, then a buyback agreement is formed on those terms.
Participation in a Buyback Tender would be on a voluntary basis. Eligible shareholders would not have to sell their Ordinary Shares if they did not want to. Shareholders would also have the right to withdraw tenders during the period in which tenders can be made (the “Tender Period”) subject to complying with specified notification procedures.
The terms of any Buyback Tender would be substantially as follows. The Buyback Booklet for a Buyback Tender would also include terms ancillary to these principal terms (e.g. warranties and undertakings, such as those contained in the booklet for the 2005 buyback tender).
Tender process overview

Each shareholder eligible to participate in a Buyback Tender would be able to submit a tender if they wish to sell Ordinary Shares. The tender must specify the number of Ordinary Shares the shareholder offers to sell, which may be up to all of their holding as at the relevant record date, and must specify the nominated discount(s) (within the tender discount range to be specified in the relevant Buyback Booklet) to the relevant market price at which the shareholder offers to sell their tendered Ordinary Shares. For these purposes, the relevant market price would be the volume weighted average price of all trades of Ordinary Shares on ASX’s trading platform during the five trading days up to and including the closing date of the Tender Period, including the closing single price auction but excluding not “at-market” trades (e.g. special crossings, crossings prior to the commencement of the open session state, crossings during overnight trading, overseas trades, trades pursuant to the exercise of options over Ordinary Shares, and any other trades that the directors determine to exclude on the basis that the trades are not fairly reflective of natural supply and demand) (“VWAP”). Details would be in the relevant Buyback Booklet. The specified tender range would be a range of discounts at one per cent intervals. The largest discount is expected to be 14 per cent and the smallest discount would not be less than five per cent, but it could be greater.

Shareholders would be able to submit offers to sell different blocks of their shareholding for different discounts within the specified tender discount range, subject to the rule for shareholders with Small Shareholdings (described below).
Alternatively, shareholders would be able to submit a “Final Price Tender”. A Final Price Tender is a tender in which the shareholder elects to receive the Buyback Price (described below) determined through the tender process.
The tender form for a Buyback Tender may also specify a range of prices (in specific dollar amounts) which can be chosen by tendering shareholders as the minimum price at which they wish to have their Ordinary Shares bought back (“Minimum Price”), having first selected their tender discount. In that scenario, if the Buyback Price under a Buyback Tender is below the Minimum Price selected by the shareholder, that tender would not be accepted.
After the close of the Tender Period, Rio Tinto Limited would determine the largest discount within the tender range (the “Buyback Discount”) which would enable Rio Tinto Limited to buy back the number of Ordinary Shares that it determines to buy back. All shareholders submitting successful tenders would receive the same price (the “Buyback Price”) for each Ordinary Share bought back from them.
If the buyback proceeds, Rio Tinto Limited would accept Ordinary Shares tendered at a discount which is equal to or greater than the Buyback Discount or as a Final Price Tender subject to the scale back mechanism (as described below). It may be possible that shareholders would be permitted to submit a tender subject to a Minimum Price selected by a participating shareholder in respect of those Ordinary Shares. Ordinary Shares tendered at a discount which is less than the Buyback Discount would not be bought back.
After the close of the Tender Period, Rio Tinto Limited’s shareholders would be advised by announcement to the ASX of the total number of Ordinary Shares to be bought back, the Buyback Discount and the Buyback Price.
Shareholders with Small Shareholdings

It is likely that any shareholder who has a Small Shareholding (i.e. a registered holding of 100 Ordinary Shares or less) would be able to tender all but not some of their Ordinary Shares under a Buyback Tender and they would only be able to do so at only one of the specified discounts or as a Final Price Tender.
Scale back mechanism

If the total number of Ordinary Shares tendered at a discount which is equal to or greater than the Buyback Discount and as Final Price Tenders is more than the number of Ordinary Shares Rio Tinto Limited wishes to buy back, then a scale back mechanism would be applied. The mechanism would most likely operate as follows.
(a)	Where the Buyback Discount is lower than the maximum discount in the tender discount range:
(i)	Tenders conditional on a Minimum Price that is greater than the Buyback Price would be rejected;

(ii)	Ordinary Shares tendered at a discount greater than the Buyback Discount and as Final Price Tenders would be accepted in full;

(iii)	a Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buyback Discount;

(iv)	Excluded Tenders (see below) would be accepted in full; and

(v)	Ordinary Shares tendered at a discount equal to the Buyback Discount (other than Final Price Tenders, Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis.
(b)	Where the Buyback Discount is equal to the maximum discount in the tender discount range:
(i)	Tenders conditional on a Minimum Price that is greater than the Buyback Price would be rejected;

(ii)	a Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buyback Discount or as a Final Price Tender;

www.riotinto.com   11

Annexure continued

(iii)	Excluded Tenders (see below) would be accepted in full; and

(iv)	Ordinary Shares tendered at a discount equal to the Buyback Discount and as Final Price Tenders (other than Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis.
If a scale back is applied, all fractions would be rounded down to the nearest Ordinary Share.
Excluded Tenders

An Excluded Tender is a tender submitted by a shareholder who tenders all of their Ordinary Shares at a discount equal to or greater than the Buyback Discount or as Final Price Tenders and who would have a Small Shareholding as a result of a scale back.
Priority Allocation

In the event of a scale back, a Priority Allocation would apply as described above in respect of up to the first 100 Ordinary Shares successfully tendered by each shareholder or such lesser number of Ordinary Shares that is determined by Rio Tinto Limited to be the Priority Allocation.
Effect of Buyback Tender on voting rights and dividend rights

Shareholders would be entitled to vote (in accordance with the voting rights attached to their Ordinary Shares) at any meeting of Rio Tinto Limited that is held during the relevant Tender Period, even if they have lodged a tender to sell some or all of their Ordinary Shares to Rio Tinto Limited under a Buyback Tender.
Shareholders would also be entitled to any dividends (in accordance with the dividend rights attached to their Ordinary Shares) where the record date for the dividend occurs prior to the date on which Rio Tinto Limited enters into the buyback agreements with shareholders under a Buyback Tender.
Once a buyback agreement is entered into in respect of Ordinary Shares tendered, by operation of the Corporations Act, the rights attaching to those Ordinary Shares would be suspended and immediately after the registration of the transfer of Ordinary Shares bought back Rio Tinto Limited, the Ordinary Shares would be cancelled.
Buyback Price

The consideration for a buyback of Ordinary Shares under a Buyback Tender would be a cash amount determined in accordance with the following formula:
A = B x (1 – C)
Where:
A is the Buyback Price (that is, the price per Ordinary Share, rounded to the nearest cent, to be paid for all Ordinary Shares bought back under the Buyback Tender).
B is the relevant VWAP (as discussed above).
C is the Buyback Discount.
So, for example, if the relevant VWAP (i.e. B) is A$69.80, and the Buyback Discount (i.e. C) is 12 per cent, the Buyback Price would be A$61.42 (i.e. A$69.80 x (1 – 0.12)).
Eligible Shareholders

Subject to certain exceptions (as set out below), Rio Tinto Limited would invite all holders of Ordinary Shares (on its register on the record date to determine entitlements to participate in a Buyback Tender) to make an offer to have Ordinary Shares bought back by Rio Tinto Limited under a Buyback Tender.
However, where it is not lawful for shareholders in foreign jurisdictions to participate in a Buyback Tender (e.g. it may be unlawful for Rio Tinto Limited to extend the invitation to such shareholders without undertaking additional requirements or Rio Tinto Limited may be prohibited from paying money to such shareholders), such shareholders would not be eligible to participate in the Buyback Tender. Further information would be set out in the relevant Buyback Booklet provided in respect of a Buyback Tender.

12   Rio Tinto Limited 2010 Notice of annual general meeting

This notice is available online at www.riotinto.com

Getting to the annual general meeting

By train
The nearest train station is Parliament Station on Spring Street, located around the corner from the Sofitel on Collins Hotel.
By tram
A tram stop is located at the front of the Sofitel on Collins Hotel on Collins Street.
By taxi
A taxi rank is located on the Sofitel on Collins driveway.
GPS address
The Sofitel on Collins Hotel is located at 25 Collins Street, Melbourne, Victoria.
Access
There is lift access to the promenade (Level 1) from the Sofitel on Collins driveway. Contact the Hotel on 1300 656 565 for any further assistance.
The Sofitel on Collins driveway is accessible from Collins Street and valet parking is available for a fee. Alternatively, a Wilson carpark is located underneath the Hotel and has direct lift access to Level 1 of the Hotel.

www.riotinto.com   13

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14   Rio Tinto Limited 2010 Notice of annual general meeting

This notice is available online at www.riotinto.com

Useful addresses

Shareholders
Rio Tinto Limited	Please contact the registrar if you have any queries
Registered Office	about your shareholding:
Level 33
120 Collins Street	Computershare Investor Services Pty Limited
Melbourne Victoria 3000	GPO Box 242, Melbourne, Victoria 3001

ABN 96 004 458 404	Telephone: +61 (0) 3 9415 4030
Facsimile: 1800 783 447 (within Australia)
Telephone: +61 (0) 3 9283 3333	or +61 (0) 3 9473 2555 (outside Australia)
Facsimile: +61 (0) 3 9283 3707
Australian residents only, toll free: 1800 813 292
Website: www.riotinto.com	New Zealand residents only, toll free: 0800 450 740

Website: www.computershare.com

Investor Centre
To find out more about Investor Centre, Australian residents only, go to www.computershare.com.au

www.riotinto.com   15